PLR

PORTER, LEVAY & ROSE, INC.

INVESTOR RELATIONS

RECEIVED

2007 OCT 23 A 8:27

07027498

VIA MAIL

October 16, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

To Whom It May Concern:

We (Porter, LeVay & Rose, Inc.) are White Energy Company's financial relations counsel. On their behalf, we are submitting the required information for the company to maintain its 12G exemption.

ASE: WEC (Australian Stock Exchange)

www.whiteenergyco.com

Exemption number:
082-35073

If you should have any questions, please contact me at (212) 564-4700 ext: 235. Thank you.

Cordially,

Andrew Berlin
Account Executive

Encl.

Seven Penn Plaza • Suite 810 • New York, NY 10001 • 212.564.4700 • fax: 212.244.3075 • www.plrinvest.com

About White Energy

White Energy is the exclusive worldwide license holder of the Binderless Coal Briquetting process that upgrades relatively poor quality coal to significantly increase its energy efficiency. White Energy is in the process of commercialising its technology and is currently constructing a major plant in Indonesia. In addition, the company is actively pursuing opportunities to deploy its technology across various markets including Indonesia, China, other Asian markets and the USA.

White Energy has a technology that represents a first step in building a cleaner coal solution. White Energy's process is an important first step – an evolutionary process that speeds the maturation of lower grade coals. White Energy is committed to delivering cleaner coal technologies with a view to ultimately achieving zero emission targets. The process has been shown to be cost and operationally superior to competing technologies. The process was developed by CSIRO in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd.

This press release contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as "may," "should," "plan," "intend," "potential," "continue," "believe," "expect," "predict," "anticipate" and "estimate," the negative of these words or other comparable words. These statements are only predictions. One should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside the Company's control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on the Company's beliefs, assumptions and expectations of our future performance, taking into account information currently available to the Company. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in "Risk Factors" in the prospectus, not all of which are known to the Company. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of these statements. The Company will update the information in this press release only to the extent required under applicable securities laws. If a change occurs, the Company's business, financial condition, liquidity and results of operations may vary materially from those expressed in the aforementioned forward-looking statements.

#####

White Energy Company Limited

ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

RECEIVED
2007 OCT 23 A 8:27

Company Contact:

White Energy Company Limited
John Atkinson
Managing Director
+ 61 2 9251 1311

Investor Relations Contacts:

Porter, LeVay & Rose, Inc.
Michael J. Porter - President
212-564-4700
mike@plrinvest.com

FOR IMMEDIATE RELEASE

WHITE ENERGY RAISES A$45 MILLION IN UNSECURED CONVERTIBLE NOTE ISSUE: A$3.44 PER ORDINARY SHARE

SYDNEY, AUSTRALIA, October 15, 2007 -- White Energy Company Limited (ASX: WEC) today announced the completion of a A$45 million unsecured Convertible Note issue. The Notes are convertible into ordinary shares at $3.44 per share, which represents a 20% premium to the 30 day average closing price of White Energy's shares prior to Friday's issue date.

The Convertible Notes are unsecured with an annual yield of 7.90%, maturing in five years. Noteholders can elect to redeem some or all of their notes at the end of the third year.

The capital raised will be used to accelerate the roll out and commercialisation of White Energy's patented Binderless Coal Briquetting process, with a particular focus on development opportunities in the United States.

An existing shareholder in White Energy, Deephaven Asia Limited, a subsidiary of Deephaven Capital Management LLC and part of the US based Knight Capital Group, led the consortia investing in the Convertible Note issue.

The Company's Managing Director, Mr. John Atkinson, said today, "The calibre of investors involved in this Convertible Note issue and their respective expertise in and knowledge of the energy sector, particularly clean energy, is a further endorsement of what White Energy is building and the importance of cleaner coal technologies generally.

This Convertible Note issue represents another foundation stone in the building of a strong capital base to provide White Energy with the funds necessary to take advantage of its market positioning and rapidly expanding growth opportunities."

Hong Kong based Crosby Capital Partners acted as financial advisor to White Energy in the A$45 million Convertible Note issue.

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